EXHIBIT 99.1

Brookfield Renewable to Increase Stake in a Strategic Portfolio of Hydro Assets

  Brookfield Renewable will invest up to $1 billion and increase its equity interest in Isagen to approximately 38%
  As part of this transaction, QIA, an existing co-investor in Isagen, will invest approximately $500 million and increase its equity interest in Isagen to approximately 15%

BROOKFIELD, News, July 18, 2025 (GLOBE NEWSWIRE) -- Brookfield Renewable (NYSE: BEP, BEPC; TSX: BEP.UN, BEPC) (“Brookfield Renewable”) today has announced that it will invest up to $1 billion to increase its equity interest to approximately 38% in Isagen S.A. E.S.P. (“Isagen”).

Isagen generates stable and contracted cash flows from its large fleet of hydro assets. The business owns and operates an essential asset base, enhancing the reliability of Colombia’s power grid. In addition, Isagen also has a pipeline of renewable power projects, which we are well equipped to develop and bring into production to support Colombia’s growing power needs.

This transaction re-affirms Brookfield Renewable’s commitment to Colombia and will result in Brookfield Renewable’s ownership interest in Isagen increasing to approximately 38%, growing the proportion of our cash flows from our hydro portfolio, an increasingly strategic part of our business given its scale, dispatchability, and baseload characteristics.

The transaction is expected to be immediately accretive to Brookfield Renewable’s FFO per unit and is anticipated to be approximately 2% accretive to 2026 FFO per unit, on the back of strong cash flow visibility with ~70% of the platform’s generation contracted for an average of eight years.

The investment will be funded through a combination of proceeds from non-recourse financings at the business and available liquidity. The transaction is expected to close in the third quarter.

As part of this transaction, Qatar Investment Authority (“QIA”), an existing co-investor in Isagen, will invest approximately $500 million and increase its equity interest in Isagen to approximately 15%. This investment aligns with QIA’s commitment to invest in companies that support the global transition to a low-carbon future.

Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded platforms for renewable power and sustainable solutions. Our renewable power portfolio consists of hydroelectric, wind, utility-scale solar and storage facilities and our sustainable solutions assets include our investment in a leading global nuclear services business and a portfolio of investments in carbon capture and storage capacity, agricultural renewable natural gas, materials recycling and eFuels manufacturing capacity, among others.

Investors can access the portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation.

Brookfield Renewable is the flagship listed renewable power and transition company of Brookfield Asset Management, a leading global alternative asset manager headquartered in New York, with over $1 trillion of assets under management.

Contact information:
Media:	Investors:
Simon Maine	Alex Jackson
+44 7398 909 278	+1 (416) 649-8172
simon.maine@brookfield.com	alexander.jackson@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of applicable securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements can be identified by the use of words such as “will”, “expected”, “intend”, “potential”, “can” or variations of such words and phrases. Forward-looking statements in this news release include statements regarding the parties’ future expectations, beliefs, plans, objectives, financial condition, assumptions or future events or performance. Although Brookfield Renewable believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, no assurance is given that such expectations will prove to have been correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors, including the ability of the parties to realize the expected benefits of the transaction, which may cause the actual results, performance or achievements of Brookfield Renewable to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Except as required by law, Brookfield Renewable does not undertake any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, whether as a result of new information, future events or otherwise.